UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

BLACKROCK NEW YORK MUNICIPAL BOND TRUST
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

09249P106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09249P106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		220,482
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		220,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
220,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87%[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1 The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's N-CSR filed 11/2/2018.

CUSIP No. 09249P106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		220,482
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		220,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
220,482

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87%[2]

14	TYPE OF REPORTING PERSON
IN

______________________________
2 The percentages used herein are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 11/2/2018.

CUSIP No. 09249P106	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common shares (the "Common Shares"), of BlackRock New York Municipal Bond Trust (the "Issuer"). The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, DE 19809.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"); and

(ii)	Mr. Boaz R. Weinstein ("Mr. Weinstein").

This statement is being jointly filed by Saba Capital and Mr. Weinstein (together, the "Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Information required by Instruction C of Schedule 13D with respect to Reporting Person is set forth herein.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Shares reported herein.

(b)	The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)

The principal business of: (i) Saba Capital is to serve as investment manager to various investment funds and/or accounts and (ii) Mr. Weinstein, an individual, is investment management and serving as the managing member of the general partner of Saba Capital and other affiliated entities.

(d)	The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States. Management is a limited liability company organized under the laws of Delaware.

CUSIP No. 09249P106	SCHEDULE 13D	Page 5 of 9 Pages

The Reporting Persons have executed a Joint Filing Agreement, dated April 1, 2019, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $2,862,676 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

On March 30, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to (i) present a proposal requesting the board of directors of the Issuer (the “Board”) take all necessary steps (other than any steps that must be taken by shareholders) in its power to declassify the Board so that directors are elected on an annual basis starting at the next annual meeting of shareholders; such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors, and (ii) nominate the following four persons—Thomas H. McGlade, Stephen J. Flanagan, Frederic Gabriel and Jassen Trenkow—for election to the Board at the 2019 annual meeting of shareholders. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

CUSIP No. 09249P106	SCHEDULE 13D	Page 6 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Common Shares.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 2,800,105 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's N-CSRS filed 11/2/2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected in the sixty days prior to the filing of the Schedule 13D by the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

CUSIP No. 09249P106	SCHEDULE 13D	Page 7 of 9 Pages

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Proposal

CUSIP No. 09249P106	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

                   After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09249P106	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price
3/21/2019	3,258	$ 13.80
3/20/2019	100	$ 13.58
3/15/2019	7,308	$ 13.77
3/7/2019	373	$ 13.57
2/28/2019	3,830	$ 13.60
2/27/2019	500	$ 13.51
2/27/2019	1,008	$ 13.55
2/22/2019	900	$ 13.54
2/20/2019	170	$ 13.51
2/19/2019	100	$ 13.48
2/14/2019	301	$ 13.54
2/13/2019	3,047	$ 13.54
2/12/2019	1	$ 13.51
2/8/2019	1,134	$ 13.31
2/6/2019	65	$ 13.37
1/31/2019	300	$ 13.30

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 1, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

     EXHIBIT 2

Proposal

Information about the Proposal

            The Record Holder intends to submit, for a shareholder vote at the Annual Meeting, the following proposal described below. Other than as described below or elsewhere in this Notice, neither the Record Holder nor any other Participant has any material interest in the Proposal. The reason that the Record Holder intends to submit the Proposal for consideration at the Annual Meeting is because it wants to ensure that the Fund improves its corporate governance practices.

Proposal

The following is the text of the proposed resolution:

            RESOLVED, that the shareholders of BlackRock New York Municipal Bond Trust (the “Fund”) request that the Board of Directors of the Fund (the “Board”) take all necessary steps (other than any steps that must be taken by shareholders) in its power to declassify the Board so that directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected board members.

Supporting Statement

            We believe the annual election of all board members encourages board accountability to its shareholders and when board members are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

            Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in turn limits accountability to shareholders.

             We are committed to improving the corporate governance of the Fund for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Fund achieve its optimal valuation.

            Saba has submitted a shareholder proposal to declassify the Board of the Fund, in an attempt to allow the Board to operate freely and in the best interest of shareholders.

            For a greater voice in the Fund’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.